Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center on Charter’s website.

www.charterresourcecenter.com

INTERNET COMPANIES PRAISE CHARTER'S
INTERCONNECTION POLICY

Netflix: “Netflix has reviewed Charter’s new peering policy and its commitment to extend this policy to the Time Warner Cable and Bright House footprints. Netflix’s longstanding support for an open interconnection policy is designed to ensure that consumers get the online content they want at the broadband speeds they pay for. Charter’s new peering policy is a welcome and significant departure from the efforts of some ISPs to collect access tolls on the Internet. Charter’s policy will promote efficient interconnection with online content providers and with the transit and content delivery services that smaller online content providers rely on to reach their consumers. Charter’s endorsement of the policy as an enforceable merger condition will ensure that consumers will receive the fast connection speeds they expect. Netflix believes that this new policy and the commitment to apply it across the ‘New Charter’ footprint is a substantial public interest benefit and will support scaling the Internet to meet consumers’ growing demand for online services and help foster continued innovation across the Internet ecosystem. Accordingly, Netflix supports the proposed Charter Time Warner Cable transaction if it incorporates the merger condition proposed by Charter.” (Christopher Libertelli, Netflix Notice of Exparte, FCC, 7/15/15)

Reed Hastings, Chief Executive of Netflix: “The key thing about the Charter deal is it’s all Internet companies that benefit - us, Hulu, Amazon, HBO Now - so that we can all compete for consumers’ affection. And that is the openness to everybody that’s the key thing.” (Emily Steel, “Netflix Posts Mixed Results, but New Memberships Surge,” The New York Times, 7/15/15)

Cogent: “Charter’s announcement today of a policy to interconnect on a settlement free peering basis with other Internet service and content providers promotes the virtuous circle of innovation that has characterized the Internet since its inception. It will allow Charter’s customers to have the widest possible access to Internet services and products; in essence, it ensures freedom of choice. Uncongested interconnection among the networks that compose the Internet is essential to the continued growth of the Internet and the innovative services it provides to consumers. Charter has set an example for the industry by respecting the tradition among Internet networks of interconnecting without the exchange of payments and augmenting connections as necessary to maximize the efficient use of the Internet. Charter’s commitment represents a significant public interest benefit of the merger. Given Charter’s history of open interconnection, its willingness to enter into an enforceable merger condition embodying open interconnection, and the example it

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

sets for the Internet community, Cogent supports the merger.” (Robert Beury Jr, Letter to Marlene Dortch, FCC, 7/15/15)

COMPTEL: “COMPTEL is pleased that Charter has offered modifications to its Internet interconnection policy that promotes consumer access and choice to over-the-top content and will maintain a policy of no access charges. Charter’s offer to maintain this policy as a condition to its merger goes a long way in addressing concerns that the proposed merger would result in a large ISP with the size and capability to harm the development of online content, apps, and services and harm the open Internet. Today, Charter’s commitment on Internet interconnection policy further promotes the industry standard on settlement free peering for transit providers, CDNs, and content providers. This is a free market approach that all ISPs should readily adopt to promote an open Internet, and it is a commitment that should be made in all similar mergers. Specifically, we urge the Commission to ask AT&T why it isn’t willing to adopt the same policy with respect to its pending merger with DirecTV. COMPTEL continues to review other aspects of the proposed Charter merger, and we are withholding our endorsement of the merger at this time. Nonetheless, we are very pleased to see that Charter has made a significant commitment with respect to its Internet interconnection policy, and we commend it for this progress.” (Press Release, “Charter’s Peering Policy Move Good News for Open Internet, Over-the-Top Growth,” COMPTEL, 7/15/15)

Internet Association President and CEO Michael Beckerman issued the following statement on the interconnection provision of the Charter Merger: “The Internet industry strongly supports competition, choice, and abundance in the broadband access market. Open and efficient interconnection practices ensure that users have the fast and affordable Internet access necessary for the Internet to continue to flourish. Against this backdrop, interconnection should not be used as a choke point to artificially slow Internet traffic. While the Internet Association takes no position on the proposed merger itself, open interconnection policies, like the one Charter has offered as a merger condition, are good for the Internet’s users and the broader ecosystem.” (Statement, “Statement on the Interconnection Condition of the Charter Merger,” The Internet Association, 7/16/15)

RECENT COVERAGE

Washington Post On Netflix’s Support of Charter: “This Is Huge.” “This is huge. Charter just attracted a really important ally in its attempt to purchase Time Warner Cable, making it that much more likely that federal regulators will approve the $55 billion mega-deal.” (Brian Fung, “Why Netflix Is Getting Behind A Huge Cable Merger,” Washington Post, 7/15/15)

“Charter Communications Inc. has won the support of a major player in its bid to win regulatory approval for the Time Warner Cable acquisition: Netflix Inc.” (Shalini Ramachandran, “Netflix Lends Support to Charter-Time Warner Cable Deal,” The Wall Street Journal, 7/15/15)

“Netflix, a vocal opponent of Comcast's failed bid for Time Warner Cable, supports Charter's quest.” (Tali Arbel, “Netflix Supports Charter Acquisition of Time Warner Cable,” Associated Press, 7/15/15)

“Charter pledged not to charge access fees to online content providers, such as Netflix, Amazon and Hulu, regardless of how much traffic those companies created for the network.” (Emily Steel, “Netflix Posts Mixed Results, but New Memberships Surge,” The New York Times, 7/15/15)

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

“Although Charter doesn't currently charge companies fees for interconnection, the key here is that Charter is promising not to do so going forward.” (Brian Fung, “Why Netflix Is Getting Behind A Huge Cable Merger,” Washington Post, 7/15/15)

Deadline: “This Could Be Important.” (David Lieberman, “Netflix Endorses Charter Acquisition of Time Warner Cable,” Deadline, 7/15/15)

The Wall Street Journal: “Charter’s new policy is notable.” (Shalini Ramachandran, “Netflix Lends Support to Charter-Time Warner Cable Deal,” The Wall Street Journal, 7/15/15)

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov<http://www.sec.gov/>. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com<http://ir.timewarnercable.com/> or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com